

November 13, 2015

<u>Via E-mail</u>
R. Pierce Onthank
President and Chief Executive Officer
American Energy Group, Ltd.
20 Nod Hill Rd.
Wilton, CT 06897

> **Re:** **American Energy Group, Ltd.**
> **Form 10-K for the Fiscal Year ended June 30, 2014**
> **Filed October 14, 2014**
> **Form 10-K for the Fiscal Year ended June 30, 2015**
> **Filed October 13, 2015**
> **File No. 0-26402**

Dear Mr. Onthank:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources